UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: June 5, 2025

Commission File Number: 001-39307

Legend Biotech Corporation

(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane

Somerset, New Jersey 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Legend Biotech Appoints Peter Salovey, Ph.D., as Lead Independent Director

On June 5, 2025, Legend Biotech Corporation (the “Company”) announced the appointment of Peter Salovey, Ph.D., President Emeritus of Yale University, as Lead Independent Director, effective June 5, 2025.

Dr. Salovey has served as an independent director of the Company’s Board of Directors since August 2024. He brings deep leadership experience and a track record of guiding organizations with integrity and vision through periods of strategic growth. In his new role, Dr. Salovey will serve as a key liaison among the Board of Directors, management, and shareholders.

This report on Form 6-K is hereby incorporated herein by reference in the registration statements of the Company on Form F-3 (Nos. 333-278050, 333-272222 and 333-257625) and Form S-8 (No. 333-239478 and 333-283217), to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

By:	/s/ Ying Huang
Name:	Ying Huang, Ph.D.
Title:	Chief Executive Officer